Exhibit 99.1

July 14, 2023

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject:	Curaleaf Holdings, Inc. (the "Issuer")
Notice of Meeting and Record Date - AMENDED

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Special Meeting
Meeting Date:	August 18, 2023
Record Date for Notice of Meeting:	July 19, 2023
Record Date for Voting (if applicable):	July 19,2023
Beneficial Ownership Determination Date:	July 19, 2023
Class of Securities Entitled to Vote:	8% Notes Due 12/15/26
ISIN:	CA23126MAB87; CA23126MAA05
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company

as agent for Curaleaf Holdings, Inc.